

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 21, 2008

Mr. Robert J. MacDonald
Senior Vice President and Chief Financial Officer
Novagold Resources, Inc.
200 Granville Street, Suite 2300
Vancouver, British Columbia CANADA V6C 1S4

  Re: Novagold Resources, Inc.
    Form 40-F for Fiscal Year Ended November 30, 2007
    Filed March 4, 2008
    File No. 1-31913

Dear Mr. MacDonald:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter."]

Form 40-F for the Fiscal Year Ended November 30, 2007

Table of Contractual Commitments, page 8

1. Please revise this table to include other long-term obligations reflected on your balance sheet. Refer to Regulation S-K, Item 303(a)(5)(i) for further guidance.

Exhibit 99.2 - Audited Consolidated Financial Statements

Independent Auditors' Report, page 12

2.   In an amended filing, provide an audit opinion signed by your independent
        auditors.

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies

Mineral properties and related deferred costs, page 20

3.   We note your accounting policy to measure for impairment of mineral properties
        and related costs is based on estimates of future cash flows, when available or
        alternative methods if cash flows are not determinable. Please tell us the method
        used to determine no provision for impairment was necessary for the Galore
        Creek project. Include a list of all assumptions and input values used and your
        analysis supporting the reasonableness of such assumptions and values. In your
        response, please address the results of your impairment analysis under both
        Canadian and U.S. Generally Accepted Accounting Principles (GAAP).

4.   On a similar matter, please tell us how you considered amounts recorded as
        construction in progress costs for Galore Creek and suspension costs in your
        impairment analysis.

Note 3, Galore Creek Partnership, page 22

5.   We note the $30.4 million project suspension cost recovery in periods subsequent
        to November 30, 2007. Your disclosure in the Form 6-K for the interim period
        ended August 31, 2008 indicates the recovery is due to the settlement of six
        contracts. However, it appears this demobilization project is ongoing and the
        related accrual will require additional adjustment in future periods. Tell us how
        your accrual as of November 30, 2007 and this related reversal conform to the
        requirements of Statement of Financial Accounting Standards (SFAS) 5 and
        FASB Interpretation 14 and do not require adjustment within the reconciliation to
        U.S. GAAP in note 16. Include in your response how this reversal will be
        reported in your reconciliation to U.S. GAAP in your Form 40-F for Fiscal Year
        2008.

Note 5 – Mineral properties and related deferred costs, page 26

6.   We note the amendment of the Mining Venture Agreement (MVA) with Barrick
        Gold Corp. (Barrick). Your annual information form discloses on page 13 that
        this amendment arose over a dispute regarding a back-in agreement. The
        amendment reduces your ownership percentage from 70% to 50% and requires
        you to reimburse Barrick US $64.8 million which you have accrued. Tell us
        whether you have accounted for this accrual as an additional investment in
        Donlin, as a current expense or in some other manner. If you have not recorded
        this as an expense, tell us why you believe this treatment is in accordance with
        U.S. GAAP. Please cite authoritative literature in your response.

Note 6 – Power project development costs, page 27

7.   During fiscal year 2006, you recorded approximately $60.1 million as the fair
        value of intangible assets related to power generation and transmission rights
        upon acquisition of Coast Mountain Power Corp. We understand these
        transmission rights were to be used to provide access to power for the Galore
        Creek project. We note a majority of this amount has been reclassified as of
        November 30, 2006 to property, plant and equipment in your balance sheet.
        However, you had previous disclosed these amounts were intangible assets that
        were to be amortized over their useful life when commercial production of Galore
        Creek begins. Tell us why these amounts have been reclassified and how they
        have been accounted for under Canadian and U.S. GAAP. In your response,
        please also address how these amounts were analyzed for impairment as the
        Galore Creek project has been suspended.

Exhibit 99.3

Critical Accounting Estimates, page 6

8.   The disclosures of your critical accounting policies and estimates appear to be
        more descriptive of the accounting policies utilized, rather than any specific
        uncertainties underlying your estimates. Please revise your disclosures to address
        the material implications of the uncertainties that are associated with the methods,
        assumptions and estimates underlying your critical accounting estimates.
        Specifically, you should provide the following:

        (a)   An analysis of the uncertainties involved in applying the principle and the
                variability that is reasonably likely to result from its application.

        (b)   An analysis of how you arrived at the measure and how accurate the
                estimate or underlying assumptions have been in the past.

(c)   An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance

Engineering Comments

General

9.   Please disclose the following information for each of your properties:

- The nature your company's ownership or interest in the property. Please describe the mineral lease/ownership concerning Native American Corporations in Alaska.

- A description of all interests in your properties, including the terms of all underlying agreements.

- The basis and duration of your mineral rights, surface rights, claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

10.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these

maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief